CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 C.F.R. SECTION 200.83

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500

FAX: (650) 470-4570

www.skadden.com

March 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Jenifer Gallagher

Karl Hiller

Timothy S. Levenberg

Karina Dorin

Re:	Viking Holdings Ltd

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted February 7, 2024

CIK No. 0001745201

On behalf of our client, Viking Holdings Ltd, a Bermuda exempted company (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 21, 2024 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on February 7, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an Amendment No. 2 to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 C.F.R. SECTION 200.83

Securities and Exchange Commission

March 8, 2024

Market and Industry Data, page vii

1.

We note the new disclosure you added about the data collected by Alter Agents regarding brand awareness that you commissioned. Please file as an exhibit a consent from Alter Agent pursuant to Securities Act Rule 436(a). Also, as requested in prior comment 8, please revise your disclosure to identify the “leading market research company” and “leading global consulting firm” to whom you attribute certain statistical claims.

The Company acknowledges the Staff’s comment and respectfully submits that Alter Agents is not an “expert” under Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”), and accordingly, the Company does not believe a consent is required to be filed as an exhibit to the Amendment. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Alter Agents, a market research consulting firm and the third-party provider of this study, is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that Alter Agents should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from this study included in the Registration Statement was not prepared for purposes of the Registration Statement, but was rather prepared in the ordinary course of business for marketing purposes on a quarterly basis since 2014. As a result of the foregoing, the Company respectfully submits that Alter Agents is not an expert of the kind whose consent is required to be filed pursuant to Rule 436.

The Company respectfully acknowledges the Staff’s comment on identifying the “leading market research company” and “leading global consulting firm” to whom the Company attributes certain statistical claims and has revised the disclosure on page 99 of the Amendment to identify the leading market research company. The Company has also removed references to the leading global consulting firm.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 C.F.R. SECTION 200.83

Securities and Exchange Commission

March 8, 2024

Prospectus Summary, page 1

2.

We note your revised disclosure in response to prior comment 1 indicates at page 12 that your net income “increased” from 2017 to 2023. Please revise to highlight the magnitude of the private placement derivative losses and their impact on net income during the most recent nine months and/or the most recent fiscal period.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19 and 20 of the Amendment to highlight the magnitude of the private placement derivative losses and the interest expense related to our Series A Preference Shares, Series B Preference Shares and Series C Preference Shares and their impact on net income during the relevant fiscal periods.

Summary Consolidated Financial and Other Data

Unaudited Non-IFRS Measures, page 24

3.

We note your disclosures regarding the non-IFRS measure Adjusted Free Cash Flow, which you indicate is based on net cash flow from operating activities, adjusted for various items of interest and capital expenditures, and which you have characterized, along with the related measure of Adjusted Free Cash Flow Conversion. as a measure of your performance.

Given the utility that you ascribe to the measures, please clarify why you would view Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion as measures of performance rather than measures of liquidity, and explain how you have considered the guidance in the Answer to Question 102.07 of our Compliance & Disclosure Interpretations relating to Non-GAAP Financial Measures, in formulating your view.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 32 of the Amendment to characterize Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion as measures of liquidity.

Risk Factors

Our bye-laws to be effective upon the consummation of this offering will restrict shareholders, page 58

4.

We note your response to prior comment 3. Please tell us whether the waiver applies to claims under the U.S. federal securities laws. If you do not intend for this provision to be applicable to actions under the Securities Act or Exchange Act, please revise to state this information, and tell us how you will inform investors in future filings that the provision is not intended to apply to any such actions.

The Company respectfully advises the Staff that the Company does not intend the waiver by the Company’s shareholders of any claim or right of action against any of the Company’s officers or directors to be effective as a waiver of the right to bring a claim or action under the Securities Act or the Exchange Act. In response to the Staff’s comment, the Company has further revised the disclosure on pages 65, 66, 146, 147 and 152 of the Amendment by adding additional disclosure in this regard. Additionally, the Company undertakes to include substantially similar disclosure in future filings to ensure investors are adequately informed of the limitations of the provision.

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 C.F.R. SECTION 200.83

Securities and Exchange Commission

March 8, 2024

Industry, page 93

5.

We note you disclose that you are the world’s largest luxury ocean line. Please expand to disclose the basis for this statement. In this regard, we note your disclosure at page 2 indicates that you are a market leader in terms of number of guests.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 106 of the Amendment.

Financial Statements, page F-1

6.

Given that you are undertaking an initial public offering, unless you will be updating your filing to include audited financial statements for the 2023 fiscal year prior to the effective date, please address the exhibit requirement described in Instruction 2 to Item 8.A.4 of Form 20-F.

The Company respectfully acknowledges the Staff’s comment and has included in the Amendment the audited financial statements for the 2023 fiscal year.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY VIKING HOLDINGS LTD

PURSUANT TO 17 C.F.R. SECTION 200.83

Securities and Exchange Commission

March 8, 2024

Please contact me at (650) 470-4540 or gregg.noel@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Gregg A. Noel

cc:	Torstein Hagen, Chief Executive Officer, Viking Holdings Ltd

Leah Talactac, Chief Financial Officer, Viking Holdings Ltd

Allison Becker, General Counsel, Viking Holdings Ltd

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

Christopher Lueking, Latham & Watkins LLP

Scott Westhoff, Latham & Watkins LLP

Jonathan Sarna, Latham & Watkins LLP